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December 27, 2007

Adam Mizock

45 Fremont Street, San Francisco, CA 94105

P.O. Box 7101, San Francisco, CA 94120-7101

Telephone 415 597 2538

Adam.Mizock@barclaysglobal.com

Division of Investment Management Securities and Exchange Commission 450 Fifth Street, NW Washington, D.C. 20549

Attention: James O’Connor, Esq.

RE:	iShares Trust (the “Registrant”)

Securities Act File No. 333-92935;

Investment Company Act File No. 811-09729

iShares S&P Global Listed Private Equity Index Fund S000019357

Dear Mr. O’Connor:

In accordance with Rule 477(a) under the Securities Act of 1933, we hereby request withdrawal of the following amendments to the Securities Act registration statement of the Registrant: Post Effective Amendment No. 108 filed on October 23, 2007 Post Effective Amendment No. 111 filed on November 2, 2007 and Post Effective Amendment No. 118 filed on November 30, 2007. These amendments relate to the iShares S&P Global Listed Private Equity Index Fund, initially included as a new series of the Registrant as part of the Registrant’s Post-Effective Amendment No. 96 filed on August 9, 2007.

This withdrawal is requested because the series concerned will not be ready for public offering on or about the time that the amendment is expected to become effective. The Registrant intends to proceed with the offering of the series in the future, and it will file a post-effective amendment re-registering the series at a later date. No securities were sold in connection with the offering of the series.

If you have any questions regarding this request, please call me at 415.597.2538.

Yours truly,

/s/ Adam Mizock

Adam Mizock

cc:	Benjamin J. Haskin, Esq.

Anthony A. Vertuno, Esq.